Exhibit 99.1

Wowjoint Holdings Limited Reports Third Quarter 2011 Financial Results

▪	Q3 2011 revenue of $5.3 million was in-line with guidance
▪	Gross margins increased 280 basis points to 24.8%
▪	Order backlog is strong at $21.3 million as of September 30, 2011
▪	Q4 revenue guidance: $5-7 million
▪	Management to host earnings conference call November 14, 2011 at 4:30 p.m. EST

BEIJING, November 14, 2011 /PRNewswire-Asia/ -- Wowjoint Holdings Limited ("Wowjoint," or the "Company") (NASDAQ: BWOW), China’s innovative infrastructure solutions provider of customized heavy duty lifting and carrying machinery, reported today financial results for the third quarter 2011.

Third quarter Ended September 30, 2011

•	Revenues for the Company's third quarter ended September 30, 2011 were $5.4 million compared to $8.7 million in the third quarter of 2010.
•
Technical service sales were $0.2 million for the quarter, compared to $1.7 million in the same quarter last year. Lease revenue was $0.3 million for the third quarter 2011, which is a recent addition to Wowjoint's revenue stream.

•	Gross profit was $1.3 million compared to $1.9 million in the year ago period. Gross margins increased 280 basis points to 24.8% in the third quarter 2011 compared to 22.0% in the same period in 2010.
•	Operating income was $0.4 million for the third quarter 2011 compared to $0.3 million for the third quarter 2010.
•	Net income for the third quarter 2011 was $0.2 million, or $0.03 per share based on 7.9 million weighted average shares outstanding, compared to $0.3 million in same period 2010.

Cost of sales for the three months ended September 30, 2011 was approximately $4.0 million as compared to $6.8 million for the three months ended September 30, 2010. The higher cost of sales in third quarter 2010 was due to higher sales volume. Operating expenses for the three months ended September 30, 2011 were approximately $1.0 million compared to $1.5 million for the same period in 2010. The third quarter 2011 reflects a focused reduction in expenses from the Company's average operating costs. Selling expenses for the three months ended September 30, 2011 totaled $0.2 million compared to $0.4 million in the same period of 2010.

"Our gross margins remain strong and this quarter's increase was directly related to our diversification of our sales, specifically our international contracts, which provide a higher gross margin than our domestic contracts," commented Mr. Yabin Liu, Chairman and Chief Executive Officer of Wowjoint. "We continue to stay stringent on our spending, and in maintaining strong gross margins. During this quarter we were pleased to announce new leasing contracts, and the entry into the highway maintenance industry with our equipment for China's Ministry of Railway."

Balance Sheet as of September 30, 2011

•	Cash and cash equivalents totaled $3.8 million at September 30, 2011, as compared to $4.3 million at June 30, 2011.
•
Accounts receivable were $16.6 million at September 30, 2011 as compared to $15.8 million at June 30, 2011.  The majority of the receivables are from extremely large Blue Chip companies in China; therefore collection of the receivables is relatively secure.

•	Inventories amounted to $9.9 million, which was an increase from $8.4 million at June 30, 2011, due to additional materials that were purchased for the production of equipment.
•	Working capital was $10.1 million on September 30, 2011.
•	The Company had total stockholders' equity of $22.8 million, with total assets of $57.0 million versus total liabilities of $34.2 million on September 30, 2011.

"Wowjoint continues to expand our International outreach by adding people to our sales and marketing team and we expect to see our International sales as a larger percentage of our sales revenue," stated Mr. Liu.

Nine Months Ended September 30, 2011

•	Revenues for the nine month period ended September 30, 2011 increased 57% to $20.4 million as compared to $13.0 million for the nine month period ended September 30, 2010.

•
Technical service sales for the first nine months of 2011 were $1.1 million compared to $3.3million in the same period in 2010. Lease revenues for the nine months ended September 30, 2011 were $0.8 million.

•	International based revenues accounted for approximately 30% of total sales, a substantial increase from 3% of total sales in the same period 2010.

•
Gross profit increased to $5.2 million from $2.8 million in the year ago nine month period. Gross margins increased 390 basis points to 25.4% in the first nine months of 2011 compared to 21.5% in the same period in 2010.

•	Operating income for the nine months ended September 30, 2011 increased to $2.2 million as compared to a loss for the same period in 2010.

•	Net income for the first nine months of 2011 was $1.6 million, or $0.20 per share based on 7.9 million weighted average shares outstanding, compared to a net loss of $0.9 million in same period 2010.

Cost of sales for the nine months ended September 30, 2011 was approximately $15.2 million as compared to $10.2 million for the nine months ended September 30, 2010. Operating expenses for the nine months ended September 30, 2011 were approximately $3.0 million compared to $3.7 million for the same period in 2010. Selling expenses for the nine months ended September 30, 2011 totaled $0.8 million which is flat at $0.8 million in the same period of 2010, which shows a concentration on reducing costs.

Business Updates

Wowjoint continues to pursue international contracts and diversify its business. During the third quarter 2011 and recently, the Company announced its participation in three industry conferences in the US, where the company had a booth at two which focused on precast and segmental bridge development. At the ASBI Conference in Washington DC, Wowjoint's CEO, Yabin Liu, presented on the Company's technology and its current project in Tampa, FL. These conferences provided for exposure to the US market and generated relationships that the company hopes to pursue. In addition, Wowjoint announced its expansion in the marine hoist market working with Shenzhen Land and Development, as well as entering the highway and bridge maintenance market. These vertical markets utilize Wowjoint's core competency of specialized engineering of large equipment.

"A key competitive advantage remains our ability to produce custom-made equipment, which solves complex construction and logistical problems for our customers. We believe our determination and drive to expand our business into other countries and vertical markets will result in Wowjoint's growth for years to come," stated Mr. Liu. "We've experienced a slight reduction in China's infrastructure spending recently, although projects still remain in the large government plan and the reduction is based on timing of those projects. The Company has focused on International sales and new verticals to generate revenue and provide greater stability in its revenue projections. Wowjoint has signed $24.4 million in new contracts since the beginning of 2011, with a substantial percentage of those contracts being in leasing, technical services or International sales."

Revenue Guidance and Contract Backlog

Management issued revenue guidance for the fourth quarter of 2011 of approximately $5 to $7 million. As of September 30, 2011, Wowjoint's backlog of signed contracts totaled approximately $21.3 million.

Conference Call

A conference call will take place at 4:30 p.m. EST on Monday, November 14, 2011. Interested participants should call 1-877-941-1429 when calling within the United States or 1-480-629-9857 when calling internationally (pass code 4487284).

A playback will be available through November 21, 2011. To listen, please call 1-877-870-5176 within the United States or 1-858-384-5517 when calling internationally. Utilize the pass code 4487284 for the replay.

The call will also be webcast. To join the webcast please go to: http://viavid.net/dce.aspx?sid=00008FEA

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in large scale infrastructure projects such as railway, highway and bridge construction. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers and marine hoists. The company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint is well positioned to benefit directly from China 's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint's products and other relevant information are available on its website at www.wowjoint.com.

Forward Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For additional information contact:

Wowjoint Holdings:

Aubrye Foote, Vice President, Investor Relations
Tel:  +1-530-475-2793
Email: aubrye@wowjoint.com
Website: www.wowjoint.com

– Financial Tables Follow –

WOWJOINT HOLDINGS LTD
Unaudited Consolidated Statement of Income
(US dollars in thousands, except for EPS and share data)

	Three Months Ended			Nine Months Ended
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Sales:
Machinery sales	4,906	7,834	7,074	18,488	9,726
Technical service	167	344	1,666	1,124	3,309
Lease income	282	238	-	775	-
Total sales	5,355	8,416	8,740	20,387	13,035

Cost of goods sold	4,026	5,980	6,812	15,215	10,228
Gross profit	1,329	2,436	1,928	5,172	2,807

Operating expenses:
Selling expenses	226	376	421	829	763
General and administrative expenses	806	544	1,083	2,185	2,945
Total operating expenses	1,032	920	1,504	3,014	3,708

Income from operations	297	1,516	424	2,158	(901)

Other expenses:
Interest expense (net)	107	58	4	211	19
Bank expense	10	32	26	42	42
Foreign currency exchange loss (gain)	-	9	(39)	(53)	(23)
Other expense (profit)	(10)	(1)	3	(12)	(35)
Total other expenses	107	98	(6)	188	3

Income before income taxes	190	1,418	430	1,970	(904)

Income taxes (Benefits) expenses	(60)	394	131	406	(16)

Net income attributed to ordinary shareholders	250	1,024	299	1,564	(888)

Earnings per share
Basis	0.03	0.13	0.04	0.20	(0.12)
Diluted	0.03	0.13	0.04	0.20	(0.12)

Weighted average number of shares used in computing earnings per share
Basis	7,949,965	7,949,965	7,949,965	7,949,965	7,449,079
Diluted	7,949,965	7,949,965	7,949,965	7,949,965	7,449,079

WOWJOINT HOLDINGS LTD
Unaudited Consolidated Balance Sheet
 (US dollars in thousands)

	September 30,	June 30,	December 31,
	2011	2011	2010
ASSETS
Current Assets:
Cash and cash equivalents	3,762	4,323	2,168
Accounts receivable(net)	16,663	15,839	17,904
Other receivables	2,714	1,374	723
Advances to suppliers	5,875	2,926	3,524
Inventories	9,965	8,387	5,224
Costs and estimated earnings in excess of billings	3,785	3,229	2,690
Amount due from related parties	-	37	82
Total Current Assets	42,764	36,115	32,316

Long-term investment	4,723	-	-
Property, plant and equipment	7,815	6,921	3,208
Intangible asset, net	1,066	1,054	1,044
Restricted cash	554	480	922
Prepaid expense - Long-term	120	145	101
Total Assets	57,041	44,715	37,590

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short-term loans	3,305	3,863	1,510
Accounts payable and accrued expenses	12,633	11,276	7,503
Advances from customers	9,423	(527)	1,173
Unearned lease income	-	271	748
Taxes payable	5,177	4,888	5,051
Other payables	1,582	931	321
Billings in excess of costs and estimated earnings	531	311	897
Total Current Liabilities	32,651	21,015	17,203

Long-term loan	1,574	1,545	-

Stockholders' Equity:
Common stock	8	8	8
Additional paid in capital	10,300	10,300	10,300
Statutory surplus reserves	3,025	3,025	3,025
Retained earnings	7,525	7,275	5,961
Accumulated other comprehensive income	1,958	1,545	1,093
Total Stockholders' Equity	22,817	22,157	20,387
Total Liabilities and Stockholders' Equity	57,041	44,715	37,590

WOWJOINT HOLDINGS LTD
Statement of Cash Flows
(US dollars in thousands)

	Nine Months Ended
	September 30, 2011	September 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	1,564	(888)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	308	197
Bad debt expense	(462)	43
Other		-
Changes in operating assets and liabilities:		-
Accounts receivable	3,257	377
Other receivables	(3,140)	(264)
Advances to suppliers	(325)	(2,493)
Inventories	(2,575)	(3,514)
Costs and estimated earnings in excess of billings	(1,095)	440
Prepaid expense – Short-term	-	(40)
Accounts payables and accrued expenses	3,104	121
Other payables	244	77
Unearned lease income	(748)	-
Advances from customers	6,586	1,277
Taxes payable	237	(421)
Billings in excess of costs and estimated earnings	(366)	89
Total adjustments	5,023	(4,101)
Net cash (used in) provided by operating activities	6,587	(4,989)

CASH FLOWS FROM INVESTING ACTIVITIES:
Long term investment	(4,723)	-
Purchase of property, plant and equipment	(4,915)	(329)
Prepaid expense – Long-term	(19)	-
Net cash used in investing activities	(9,656)	(329)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by acquisition	-	6,912
Repayment of short-term loans	-	-
Proceeds from short-term loans	1,795	-
Proceeds from long-term loans	1,574	-
Restricted cash	368	(545)
Due from related parties	82	(19)
Due to related parties	-	-
Net cash provided by (used in) financing activities	3,818	6,348

NET INCREASE (DECREASE) IN CASH	749	1,030
EFFECT OF EXCHANGE RATE CHANGES ON CASH	845	322
CASH, BEGINNING OF PERIOD	2,168	675

CASH, END OF PERIOD	3,762	2,027

SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
Interest paid	145	15
Income tax paid	316	25